EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE September 10, 2013
ITEM 3.	NEWS RELEASE Issued September 10, 2013 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Company announced the discovery of a bornite-rich zone within the higher-grade Deep Kerr core zone on its KSM project. The first of these bornite intercepts to be assayed, which  contains 1.78% copper and 1.14 g/T gold over 69 meters in length, is the highest grade copper mineralization ever drilled at KSM.

Wide-spaced drilling has established that Deep Kerr is at least 1600 meters long and remains open to the north and at depth. The mineralized envelope thus far is up to 300 meters in width consisting primarily of chalcopyrite (a copper mineral) and gold. Within this envelope, wide bornite-rich intervals have now been intersected in stockwork veins with abundant chalcopyrite and other minor copper minerals as well as high gold values.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 10th day of September, 2013.

News Release

Trading Symbols:	TSX: SEA NYSE: SA	For Immediate Release September 10, 2013

Seabridge Gold Intercepts Rich Bornite Zone at KSM Project
Grade continues to rise as drilling on Deep Kerr Core Zone intersects 69 meters of
1.78% copper and 1.14 g/T gold

Toronto (Canada) – Seabridge Gold announced today that new drilling has found an exceptional bornite-rich zone within the higher-grade Deep Kerr core zone on its 100% owned KSM project in north western British Columbia, Canada. Bornite is a copper mineral generally formed at higher temperatures within a core zone and is typically found in larger, higher-grade copper deposits.

As announced on August 12, 2013, Seabridge has discovered a higher-grade copper-gold core zone named Deep Kerr which lies beneath the Kerr porphyry deposit. Wide-spaced drilling has established that Deep Kerr is at least 1600 meters long and remains open to the north and at depth. The mineralized envelope thus far is up to 300 meters in width consisting primarily of chalcopyrite (a copper mineral) and gold. Within this envelope, wide bornite-rich intervals have now been intersected in stockwork veins with abundant chalcopyrite and other minor copper minerals as well as high gold values. The first of these bornite intercepts to be assayed contains the highest grade copper mineralization ever drilled at KSM. Wall rock in these intervals is intensely altered; the style of alteration and mineralization are characteristic of a deep, high temperature core zone targeted by Seabridge in this year’s program.

Seabridge Chairman and CEO Rudi Fronk noted that “the discovery of abundant bornite was near the top of this year’s exploration wish list because it typically brings higher grades of both copper and gold. We are now focused on expanding the bornite zone and finding where its expression is strongest. We are gratified to see that the bornite zone appears at moderate depths within Deep Kerr, indicating that this material could be accessed from the valley floor,” Fronk said.

“Drilling at Deep Kerr is continuing on schedule with five core rigs. This is a very large target. Drill hole locations are therefore being confined to a thousand meters of strike length to facilitate an initial resource estimate later this year. An assessment of the overall size of Deep Kerr will need to wait for next year. A sixth core rig has been added to the current program and is now at Iron Cap where the first three holes that we drilled this year indicate the potential for another high-grade core zone discovery.” (See August 20, 2013 news release on Iron Cap).

Assay results from the next five core holes drilled at Deep Kerr this year are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
K-13-23A	1368	823.4	1007.8	184.4	0.21	0.56	2.11
K-13-24A	1206	791.0	952.0	161.0	0.38	0.51	1.97
		1080.4	1139.6	59.2	0.26	0.62	1.26
K-13-24B	1155	762.0	931.0	169.0	0.50	0.59	2.34
		1027	1102	75	0.41	0.57	1.22
K-13-28	1340	710.0	739.1	29.1	2.04	0.60	11.63
		904.0	1012.4	108.4	0.59	0.75	3.23
K-13-29	993 including	572.4	810.4	238.0	0.55	0.89	1.39
		641.7	710.4	68.7	1.14	1.78	2.06

2013 drilling at Deep Kerr is employing state-of-the-art directional drilling tools that enable a process known as wedging, in which additional holes are started part way down a previously drilled hole. The directional tools ensure that the new hole deviates from the first in a predictable manner so as to provide another intercept of the target at least 75 meters from the original intercept, thereby generating new information to be used in calculating an initial resource estimate for Deep Kerr. This technology significantly reduces the amount of drilling required to achieve a new intercept of the target zone as the top 500 to 800 meters of the hole does not have to be redrilled. The above reported drill holes with a letter designation after the hole number represent wedged drill holes completed from holes that have been previously reported (i.e. K-13-23 and K-13-24). Drill hole K-13-23A wedged from K-13-23 at 547 meters. Hole K-13-24A was wedged at 608 meters and K-24-B at 524 meters from K-13-24.

The above reported drill holes were designed to intersect mineralized zones as close as technically feasible to a perpendicular angle to their strike. Therefore, the true widths of this mineralization are believed to be at least 75% of the reported intercepts. (For a drill location map and cross sections of the Deep Kerr, see www.seabridgegold.net/DKmap2.pdf. For photos of bornite-rich drill core see www.seabridgegold.net/bornitecore.pdf).

The KSM Project contains one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four large gold-copper porphyry deposits with direct genetic links to epithermal vein deposits including the neighboring Brucejack/Valley of the Kings development owned by Pretium Resources. The KSM mining district has undergone enormous deformation as the rocks that host its deposits were welded onto the North American continent. As a consequence of this deformation, many of the original geometric arrangements and mineralogical cues common in porphyry systems have been significantly modified and obscured. Seabridge is now unravelling the complex history of the district in order to discover the magmatic sources of its huge mineralizing systems.

Proven and probable reserves at KSM are as follows:

Project	Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
				Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
KSM	Mitchell	Proven	476	0.67	0.17	3.05	60.9	10.3	1,798	47	64
		Probable	935	0.57	0.16	3.11	50.7	17.2	3,296	93	104
	Iron Cap	Probable	193	0.45	0.20	5.32	21.5	2.8	834	33	9
	Sulphurets	Probable	318	0.59	0.22	0.79	50.6	6.0	1,535	8	35
	Kerr	Probable	242	0.24	0.45	1.2	0.0	1.9	2,425	9	0
KSM Totals		Proven	476	0.67	0.17	3.05	60.9	10.3	1,798	47	64
		Probable	1,688	0.51	0.22	2.65	40.1	27.9	8,090	144	149
		Total	2,164	0.55	0.21	2.74	44.7	38.2	9,888	191	213

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2013 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed using fire assay atomic adsorption methods for gold, total digestion ICP methods for other elements, and atomic adsorption methods for Cu, Ag, Mo, Pb, Zn and As on samples with >0.5% Cu, by ALS Minerals Canada Ltd. in North Vancouver, B.C.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the core zone being readily accessible from the valley floor; (ii) the potential for another core zone below the Iron Cap deposit; (iii) the generation of a resource estimate for the deposit later this year; (iv) the proximity of the intercepts to true widths; (v) the estimated amount and grade of mineral reserves and mineral resources; (vi) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (vii) the amount of future production; and (vii) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

www.seabridgegold.net/DKmap2.pdf

SEABRIDGE GOLD
KERR ZONE
Plan View and
Cross Section Index
09 Sept. 2013
421,200 mE
421,600 mE
422,000 mE
422,400 mE
6,259,600 mN
6,259,200 mN
6,258,800 mN
6,258,400 mN
A
A'
B
B'
C
C'
D
D'
K-13-23
K-13-23A
K-13-29
K-13-24
K-13-24A
K-13-24B
K-13-28
Conceptual
Pit Limits
(Mar. 2012)
Hole trace histograms:
Red = Au assays
Green = Cu assays
400m

SEABRIDGE GOLD
KERR ZONE
Cross Section K-13-23A
View to North-northeast
09 Sept. 2013
DDH K-13-23A Composite Assay Highlights
1000m
800m
600m
400m
200m
000m
A
A'
fault
K-13-23
Wedge from K-13-23
Initiated at 546.5m
Low Grade
Kerr Zone
K-12-22
Conceptual
Pit Limits
(Mar. 2012)
Au Equivalent
Block model (g/t)
(Mar. 2012)
Late Dyke
0.35g/t Au, 0.69% Cu / 27m
0.21g/t Au, 0.56% Cu / 184.4m
0.28g/t Au, 0.40% Cu / 80.6m
0.38g/t Au, 0.58% Cu / 49.1m
Deep Kerr
Zone
K-13-23A
Hole trace histograms:
Red = Au assays
Green = Cu assays
200m

SEABRIDGE GOLD
KERR ZONE
Cross Section K-13-29
View to North
09 Sept. 2013
DDH K-13-29 Composite Assay Highlights
B
B'
Conceptual
Pit Limits
(Mar. 2012)
1000m
0.08g/t Au, 0.50% Cu / 33.5m
Au Equivalent
Block model (g/t)
(Mar. 2012)
800m
fault
0.44g/t Au, 1.02% Cu / 30.5m
0.55g/t Au, 0.89% Cu / 238m
Low Grade
Kerr Zone
600m
1.14g/t Au, 1.78% Cu / 68.7m
K-12-20
400m
K-13-29
?
Bornite
Zone
Deep Kerr
Zone
?
200m
Hole trace histograms:
Red = Au assays
Green = Cu assays
?
Late Dykes
200m
000m

SEABRIDGE GOLD
KERR ZONE
Cross Section K-13-24A, K-13-24B
View to North
09 Sept. 2013
DDH K-13-24A and K-13-24B
Composite Assay Highlights
C
C'
fault
K-13-24
Wedge K-13-24B
Initiated at 525m
Wedge K-13-24A
Initiated at 609m
Conceptual
Pit Limits
(Mar. 2012)
Au Equivalent
Block model (g/t)
(Mar. 2012)
1400m
1200m
1000m
800m
600m
400m
0.50g/t Au, 0.59% Cu / 169m
0.41g/t Au, 0.57% Cu / 75m
0.56g/t Au, 0.73% Cu / 15m
0.38g/t Au, 0.34% Cu / 30.7m
0.38g/t Au, 0.51% Cu / 161m
0.26g/t Au, 0.62% Cu / 59.2m
K-13-24B
K-13-24A
Deep Kerr
Zone
Low Grade
Kerr Zone
Late Dykes
Hole trace histograms:
Red = Au assays
Green = Cu assays
200m

SEABRIDGE GOLD
KERR ZONE
Cross Section K-13-28
View to North
09 Sept. 2013
DDH K-13-28 Composite Assay Highlights
D
D'
1400m
1200m
1000m
800m
600m
400m
fault
Low Grade
Kerr Zone
Au Equivalent
Block model (g/t)
(Mar. 2012)
Conceptual
Pit Limits
(Mar. 2012)
2.04g/t Au, 0.60% Cu / 29.1m
0.21g/t Au, 0.30% Cu / 124m
0.26g/t Au, 0.38% Cu / 53.1m
0.59g/t Au, 0.75% Cu / 108.4m
K-13-28
Deep Kerr
Zone
Late Dykes
Hole trace histograms:
Red = Au assays
Green = Cu assays
200m

www.seabridgegold.net/bornitecore.pdf

Chalcopyrite veins in chalcopyrite-bornite stockwork veining

Core size: 4.6 cm (1.8 in)

SEABRIDGE GOLD

KSM PROJECT

Chalcopyrite-bornite stockwork veining

Core size: 4.6 cm (1.8 in)

SEABRIDGE GOLD

KSM PROJECT